United States securities and exchange commission logo





                              November 4, 2022

       Bernaldo Dancel
       Chief Executive Officer
       NAVA HEALTH MD, LLC
       9755 Patuxent Woods Drive, Suite 100
       Columbia, Maryland 21046

                                                        Re: NAVA HEALTH MD, LLC
                                                            Registration
Statement on Form S-1
                                                            Filed October 27,
2022
                                                            File No. 333-268022

       Dear Bernaldo Dancel:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1, Filed October 27, 2022

       Cover Page

   1. We note your response to our prior comment number 1 and we reissue in part. Please revise the cover page
and newly added risk factor to include the amount of voting power the controlling
stockholder will hold following the completion of the offering, expressed as a percentage.
       Industry and Market Data, page 41

   2. We note your response to our prior comment number 9 and your revisions on page 41:
                                                        "Further, industry and
general publications, studies and surveys generally state that they have been obtained from
sources believed to be reliable, although they do not guarantee the accuracy or
completeness of such information. We caution you not to give undue
 Bernaldo Dancel
NAVA HEALTH MD, LLC
November 4, 2022
Page 2
         weight to such projections, assumptions and estimates." Such statements may imply an inappropriate disclaimer of liability with respect to the third-party information. Please either delete these statements or specifically state that you are liable for such information.
Use of Proceeds, page 42

3.       We note your statement on page 105 that you will    pay to the
representative a
         nonaccountable expense allowance equal to one percent (1%) of the gross proceeds
         received by us from the sale of the shares.    Please revise to
include this expense here and
         the accompanying part of the Offering section on page 8.
Business
Our Company, page 59

4. We note in various places in the notes to the financial statements your disclosure that
         Nava Health offers consumer products online. Please revise to provide more information here about your online business.
How the Nava Method Works, page 63

5. We note your response to our prior comment number 16. Please provide the market size for global hormone replacement therapy or advise.
Executive and Director Compensation
Employment Agreements, page 83

6. We note your response to our prior comment number 19 in which you state that the form of Non-Disclosure, Non-Competition and Non-Solicitation Agreement is included as
         Exhibit C to Exhibit 10.8. However, Exhibit 10.8 includes the cover page for Exhibit C but not the form of agreement. Therefore, we reissue the comment in full.
Item 17. Undertakings, page II-3
FirstName LastNameBernaldo Dancel
7. We note your response to our prior comment number 25 and that you have not provided
Comapany
       all ofNameNAVA     HEALTH
              the undertakings       MD,
                               required byLLC
                                           Rule 512(a) of Regulation S-K.
Please explain or
       revise.
November    4, 2022 Page 2
FirstName LastName
 Bernaldo Dancel
FirstName LastNameBernaldo
NAVA HEALTH      MD, LLC Dancel
Comapany 4,
November  NameNAVA
             2022      HEALTH MD, LLC
November
Page 3    4, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracie Mariner at 202-551-3744 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      Rachel M. Jones, Esq.